INVEST IN **DECIBEL**

Create + launch audio ads in minutes


decibel
grow with audio
Grow with audio
Get more customers today with audio ads.
Create your audio ad and launch your campaign in less than 5 minutes.

LEAD INVESTOR



Geoffrey YuHasker Machine Learning Engineer, Arbitrageur

The massive under monetization of digital audio drew me to Decibel. Every year we consume more audio content, yet businesses lack the tooling to easily create and run ads. This vast opportunity, paired with changes in the attribution of mobile conversions, opens the door to massive shifts in media buys. Finally, Decibel has perhaps a perfect founder/market fit with Jeromy and Greg to attack this space. If you follow Jeromy's Twitter, you can quickly see he lives and breathes performance marketing!

Invested $1,000 this round & $20,000 previously

decibelads.com Austin TX

Technology Software B2B Advertising Adtech

Highlights

1. 💸 Raised $425K from Facebook, Snapchat, Adroll, Netflix, Uber, & Y Combinator Alums
2. 💡 300+ users including a major US Airline, Slice, Compass, Cabela's, YC Companies, & more
3. 💰 $80,000+ in ad spend in less than a year; revenue-generating since February launch
4. 🤝 Direct relationships w/ Spotify, Pandora, & other key inventory partners
5. 💪 CEO has 10 years of ads exp. managing > +$5M in spend. CTO co-founded company acquired by Apple
6. 📈 Radio is a $30B/year market and growing, podcasts growing 600% YoY

Our Team



Jeromy Sonne CEO

As a marketer I helped take a song to #1 Global Viral on Spotify, a book to #2 overall on Amazon,



Jeromy Sonne CEO

As a marketer I helped take a song to #1 Global Viral on Spotify, a book to #2 overall on Amazon, and have managed millions in social, SEM, TV, and audio ads for F500 and startup clients. My decade of experience gives me deep insight into this space.

I, Jeromy, have been a media buyer for over a decade working with Fortune 500 companies, unicorn startups, small businesses, and more. I know first hand the deck is stacked towards large enterprise in advertising versus SMBs. Decibel levels the playing field and gives SMBs a tool to help compete in an increasingly competitive market.



Greg Sadetsky CTO

As a technologist of 20+ years I understand and can execute on the scalable solutions needed to guide a platform through hypergrowth. I co-founded a company that was acquired by Apple and won a medal from the US Coast Guard for my software.



Francisco Javier Casal UX Lead





Sam Jung Front-end developer



Al David De La Cruz Director of Ad Operations

Grow With Audio

Decibel is the DIY audio ads buying platform for everyone. In just 5 minutes you can create, target, and launch your audio ad across networks like Spotify, Pandora, Soundcloud, Podcasts, Digital Radio, and more.



Our Traction

-Over 300 users from companies such as Slice, Cabela's, Frontier, Compass, numerous SMBs, startups, law firms, ecommerce companies, and more.

-Over 80k spent in ads on our platform so far since our launch in late February.

-2 major pilots in progress with enterprise franchise / local retail clients. If successful these pilots would lead to a potential roll out of Decibel to 18,000 restaurants and 20,000 real estate agents. The packages we put together for these average $450 / per store per month for the restaurant group and $1500 / month per agent for the real estate group. With their internal estimation of ~25% of their affiliated folks moving forward we would be looking at a projected revenue of $2,025,000 and $7,500,000 monthly ad spend for a total of $9,525,000 monthly ad spend. Of course this is far from a done deal and could fall apart at any time. These are potential revenue projections – not cash in the bank – and should be treated as such not as facts.

-We also have relationships with 2 influencers one of which we're working on rolling out with that has 400,000 Instagram followers and 20,000 emails on their newsletter. The other has over 60,000 emails in their newsletter. These also present very large potential revenue opportunities.

-One of our **customers that invested is an advertising agency that** will be offering this to their clients. Based on conversations with them we believe that they will potentially be bringing us $100,000 monthly ad spend with their client base. Again, this is a projection that cannot be guaranteed.

Investments So Far

We're proud to have a distinguished core of investors that are entrepreneurs and operator angels including Y Combinator alumni, Techstars alumni, and previously exited entrepreneurs. They not only give us in the trenches advice but significant access to enterprise clients and scaling opportunities. In addition we've had 5 customer invest which is tremendous and helps re-enforce our belief that what we're building is extremely useful for businesses.


Our Investors Work/ed Here
NETFLIX
AdRoll
affirm
coinbase
Google
airbnb
FOXWELL
VISA
Uber
indeed

How Decibel Works


How Does It Work?
100% DIY. Can make a campaign in less than 10 minutes in a very easy step by step process
No minimum spend. Pay as you go and only for what you use.
Spotify, Digital Radio, Podcast Networks, Pandora, Soundcloud and more.
Advanced demographic targeting including age, gender, and device.
Down to a 1 mile radius targeting and up to worldwide.
Basically all the tools a business needs to run audio ads on their terms.


What our customers says
Decibel is exactly what audio advertising needed – they've turned an opaque and slow process into an easy to use, high value platform accessible to everyone. Highly recommended.
Cory Dobbin
VP, Brand Strategy @ Boomn
I don't think anyone is doing something better in the audio ads world. This is going to be the next big thing.
Dylan Carpenter
Foundery @ Koality Media
Audio is the next big growth channel for brands big and small, local and national. Decibel is the easiest and best way to get started with audio today.
Richie Mashiko
Head of Growth @ She's Birdie

The audio market is growing...


Radio Alone is
$30 Billion a Year
Add in Podcasts, Spotify, Pandora, etc and it only goes up.
The pace and amount of podcasts being made are only increasing.
Streaming is becoming more and more ubiquitous. The average Spotify user listens to 2.5 hours of Spotify a day and Spotify has nearly 200 million ad supported users.
92% of Americans listen to radio weekly
90 million americans have a smart speaker
Yet only 9% of marketers are using audio in their media mix

Our Competitive Edge

We are in a black swan moment in digital advertising for alternative channels.

Privacy initiatives are taking a sledge hammer to the Facebook + Google duopoly

GDPR + CCPA + iOS 14.5 + FLoCs + Adblock have created a generational opportunity for new ad channels to take the front stage.

Go To Market
Leveraging Influence



Our Go To Market Strategy

Step 1: Identify niches with our ideal customer types
Step 2: Find influencers and franchises in that space.
Step 3: Approach them with partnerships
Step 4: Work with them on co-marketing efforts

Market Landscape

